

July 10, 2012

Via E-mail
Mr. Paul G. Reitz
Chief Financial Officer
Titan International, Inc.
2701 Spruce Street
Quincy, IL 62301

> **RE: Titan International, Inc.**
> **Form 10-K for the Year ended December 31, 2011**
> **Filed February 23, 2012**
> **Form 10-Q for the Quarter ended March 31, 2012**
> **Filed April 26, 2012**
> **Response dated June 25, 2012**
> **File No. 1-12936**

Dear Mr. Reitz:

We have reviewed your response letter dated June 25, 2012 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

<u>Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16</u>

<u>Results of Operations, page 20</u>

2. We have reviewed your response to prior comment two from our letter dated May 23, 2012. As we previously requested, please enhance your disclosure to separately discuss the business reasons for the changes between periods in net sales, cost of sales and gross profit for each of your segments. In doing so, please disclose the amount of each significant change in line items between periods and the business reasons for it. In circumstances where there is more than one business reason for the change, attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item. Please show us what your revised MD&A will look like. See Item 303(a)(3) of Regulation S-K.

<u>Liquidity and Capital Resources, page 29</u>

3. We have reviewed your response to prior comment three from our letter dated May 23, 2012. We note that you have added disclosure which states your current plans do not demonstrate a need to repatriate the foreign amounts to fund U.S. operations. As we previously requested, please also disclose the fact that if the foreign amounts are needed for your operations in the U.S., you would be required to accrue and pay U.S. taxes to repatriate these funds. Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350 Section IV and Financial Reporting Codification 501.06.a.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding these comments.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief